December 10, 2007

VIA FEDERAL EXPRESS AND EDGAR

John Reynolds, Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Re:	United Refining Energy Corp.
Amendment No. 4 to Registration Statement on Form S-1
Filed December 3, 2007
File No. 333-144704

Dear Mr. Reynolds:

On behalf of United Refining Energy Corp. (the “Company”), we are electronically transmitting hereunder the Company’s responses to comments set forth in the Staff’s letter to the Company dated December 5, 2007 (the Staff’s Letter”). We are also electronically transmitting hereunder a conformed copy of amendment No. 5 (“Amendment No. 5”) to the Registration Statement of the Company on Form S-1 (the “Registration Statement”) reflecting responses to the Staff’s Letter. Marked copies of this filing are being sent via hand delivery to Ronald Alper, Esq.

In order to facilitate your review of this submission, we have restated and responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the enclosed submission.

General

1.	We note the additional disclosure that on November 30, 2007 the company granted warrants to the sponsor. See page 11. Please disclose the nature of the grant throughout the prospectus and the amount paid, if any, by the sponsor for these warrants. In addition, please revise the disclosure in Part II to disclose the exemption claimed for this transaction and the facts relied upon to make the exemption available. See Item 701 of Regulation S-K.

Pursuant to our conversation with the Staff, the Company has revised Amendment No, 5 to disclose the nature of the grant of sponsor warrants as a compensation expense for accounting purposes as set forth in the Company’s response to Comment No. 4 below. Such disclosure shall be added to the following sections: (i) Prospectus Summary—Sponsor’s Warrants; (ii) Prospectus Summary—Private Placement and Grant of Sponsor Warrants”; (iii) “Management’s Discussion and Analysis of Financial Condition and

Results of Operations”; and (iv) “Certain Relationships and Related Party Transactions”. In addition, the disclosure contained in the Notes to the Financial Statements has been modified as described below in our response to Note 6. The Company has also revised Part II to respond to the Staff’s comment.

2.

We note that the underwriters’ compensation has been modified such that the underwriters shall no longer receive the unit purchase option. Please remove all references to the purchase option through the documents (e.g., pages 70—Note (1) and 89—4th bullet).

The Company has deleted the disclosure in Amendment No. 5.

3.	On page 68 in the first sentence after the dilution table, you refer to the pro forma net tangible book value after the offering as $14.04. This appears to not have been updated to reflect the current offering and is not consistent with the $6.80 presented in their table. Please correct the disclosure or advise.

The Company has revised the disclosure in Amendment No. 5.

Financial Statements

Notes to Financial Statements

Note 6—Subsequent Events, F-10

4.	We note you granted 2.5 million warrants to your sponsor, United Refining, Inc., an entity beneficially owned by your Chief Executive Officer. We also note that you plan to account for this warrant grant as a dividend. Please provide us with your analysis supporting your accounting treatment of this grant (i.e. dividend) and tell us why you believe compensation expense should not be recognized. Please ensure to cite the authoritative literature supporting your accounting treatment.

Pursuant to our conversation with the staff, it has been determined that the proper method of accounting for the 2,500,000 warrants that were granted to our sponsor, is to reflect them as a compensation expense for accounting purposes in accordance with FAS 123(R) in the amount of $3,980,000. Accordingly, this amount will be reflected in the Statement of Operations in the Company’s financial statements for the period in which the warrants were granted which will be included in the Company’s filings under the Securities Exchange Act of 1934, as amended, following the offering. The Company has revised the financial statements and disclosure in Amendment No. 5 to reflect the treatment of the sponsor warrants as a compensation charge, as indicated in response to Comment No. 1 above.

5.	We note you determined the fair value of the sponsor warrants using the Black-Scholes model. Tell us how you determined your volatility assumption of 26.67% and how your volatility determination is consistent with paragraph 23 of FAS 123(R). Also, ensure your explanation details the reasons why there was a significant decrease in volatility from 48.85% used in your fair value calculation of the underwriter purchase option in amendment two.

Paragraph 23 of FAS 123(R) states that if a Company can not reasonably estimate its volatility, an entity shall account for its equity share options and similar instruments based on a value calculated using the historical volatility of an appropriate industry sector index instead of the expected volatility of the entity’s share price. The Underwriter’s Purchase Option, which has been rescinded, was valued with a 48.48% volatility using market comparables of the energy industry. The Company determined that it would be more appropriate to use the volatility of other blank check companies, as the Company is not limited to pursuing acquisition opportunities only within the energy industry, therefore it is a more appropriate to use comparables from other blank check companies. The Company prepared an analysis using other market comparables noting that the average volatility was 26.67%. Attached for the Staff’s review is a table indicating the basis for calculating the 26.67% volatility determination.

Should you have any questions concerning the foregoing responses, please contact me by telephone at (212) 956-5803 or Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

UNITED REFINING ENERGY CORP.

By:	/s/ James E. Murphy
Name: James E. Murphy Title: Chief Financial Officer

cc:	John A. Catsimatidis

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.

Martin R. Bring, Esq.

Steven M. Skolnick, Esq.

John Kyriakides, CPA

Deutsche Bank Securities Inc.

Maxim Group LLC

UNITED REFINING ENERGY CORP.

Company (3)	Symbol	Offering Amount (mm)	Market Cap (1)	Volatility (2)
Services Acquisition Corp. International	JMBA	$120.0	$179.9	48.72%
Boulder Specialty Brands, Inc.	SMBL	$102.1	$377.7	24.99%
Healthcare Acquisition Corp.	PIP	$72.0	$82.8	20.35%
Argyle Security Acquisition Corp.	ARGL	$29.0	$40.5	12.60%

		Combined		26.67%

1. Market Capitalization as of November 30th, 2007

2. Volatility Term = maximum of 24 months

3. BCCs that have completed an acquisition and have an $8.00 or $10.00 unit structure

Stock Price (Future Point of Inception)	$9.00
Strike price	$12.50
Years to maturity	5.00
5-year Treas. Rate (as of 11/30/07)	3.38%
Volatility	26.67%

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